UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Decision on Acquisition of Shares

On July 23, 2026, the board of directors of SK Telecom Co., Ltd. (the “Company”) approved the establishment of, and capital contribution to, a new subsidiary, SK Hyper Co., Ltd. (“SK Hyper”), in order to strengthen the competitiveness of the Company’s artificial intelligence (“AI”) data center business. Details of the proposed transaction are as follows:

Acquisition of Shares of SK Hyper

1. Details of SK Hyper	Company Name	SK Hyper Co., Ltd.
	Country of Incorporation	Republic of Korea	Representative	Sukgeun Chung
	Share Capital (Won)	750,000,000,000	Relationship to the Company	Affiliated Company
	Total Number of Shares Issued and Outstanding	1,875,000	Principal Business	AI data center business, etc.

2. Details of Acquisition	Number of the Shares to be Acquired	1,875,000
	Aggregate Acquisition Value (Won)	750,000,000,000
	The Company’s Total Shareholders’ Equity (Won)	12,955,292,392,172
	Ratio of Aggregate Acquisition Value to the Company’s Total Shareholders’ Equity as of December 31, 2025 (%)	5.79
	Large-scale Corporation	Applicable

3. Number of Shares to be Held by the Company and Shareholding Ratio after Acquisition	Number of Shares to be Held	1,875,000
	Shareholding Ratio (%)	100

4. Method of Acquisition		Establishment of new subsidiary and capital contribution in cash installments

5. Purpose of Acquisition		To strengthen the competitiveness of the Company’s AI data center business

6. Scheduled Acquisition Date		December 31, 2030

7. The Company’s Total Assets (Won) as of December 31, 2025		30,107,782,844,989

• Ratio of Aggregate Acquisition Value to the Company’s Total Assets (%)		2.49

8. Date of Resolution by the Board of Directors (Determination Date)		July 23, 2026

• Attendance of Independent Directors		Present: 5; Absent: 0

9. Put Options or Other Agreements		None

10. Other Important Matters Relating to Investment Decision

•

This report relates to the Company’s decision to establish a new subsidiary and make capital contributions thereto.

•

The “Company’s Total Shareholders’ Equity (Won)” set forth in Item 2 above and the “Company’s Total Assets (Won)” set forth in Item 7 above are based on the Company’s consolidated financial statements as of December 31, 2025.

•

The “Number of the Shares to be Acquired” and the “Aggregate Acquisition Value (Won)” set forth in Item 2 above represent the total number of shares and total capital contribution amount approved by the board of directors of the Company. Of the Aggregate Acquisition Value, Won 330 billion is expected to be contributed in July 2026, and the remaining Won 420 billion is expected to be contributed subsequently, depending on the progress of the business.

•

The “Scheduled Acquisition Date” set forth in Item 6 above refers to the last possible date for remittance of capital contribution pursuant to the capital contribution decision.

•

SK Hyper is expected to be established in July 2026. Accordingly, this report does not contain the summary financial information of SK Hyper.

•

The number of shares to be acquired, the aggregate acquisition value, the shareholding ratio, the scheduled acquisition date and other terms and conditions set forth above with respect to the expected acquisition may change subject to future developments related to the transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Taehee Kim
(Signature)
Name: Taehee Kim
Title: Vice President

Date: July 23, 2026